EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Six Months Ended June 30,
	2007	2006
Income (loss) before income taxes and minority interest	$52,425	$(6,027)
Interest expense	441,369	439,136
Portion of rent estimated to represent the interest factor	78,431	71,144
Earnings before income taxes, minority interest and fixed charges(a)	$572,225	$504,253
Interest expense (including capitalized interest)	$444,050	$442,544
Portion of rent estimated to represent the interest factor	78,431	71,144
Fixed charges(a)	$522,481	$513,688
Ratio of earnings to fixed charges	1.1	(b)

(a)            We adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, or “FIN 48,” “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” on January 1, 2007. Accrued interest expense of approximately $1 million is excluded from both fixed charges and earnings.

(b)           Earnings before income taxes, minority interest and fixed charges for the six months ended June 30, 2006 were inadequate to cover fixed charges by $9.4 million.